The following is a list of questions and answers to be used by Investor Relations professionals at Evraz Group S.A. (“Evraz”) to answer inquiries regarding the transaction.

Additional Information

The tender offer described herein has not commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Claymont Steel Holdings, Inc (“Claymont Steel”). At the time the tender offer is commenced, Titan Acquisition Sub, Inc. (“Titan”) and Evraz intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Claymont Steel intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Titan, Evraz and Claymont Steel intend to mail these documents to the stockholders of Claymont Steel. These documents will contain important information about the tender offer and stockholders of Claymont Steel are urged to read them carefully when they become available. Stockholders of Claymont Steel will be able to obtain a free copy of these documents (when they become available) at http://www.evraz.com/ and http://www.claymontsteel.com/ and the website maintained by the Securities and Exchange Commission at http://www.sec.gov/. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from Evraz by contacting Evraz at IR@evraz.com or +7 495 232 1370, attention: Investor Relations, or from Claymont Steel by contacting Claymont Steel at aegner@claymontsteel.com or (302) 792-5400, attention: Allen Egner.

Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the expected benefits of the acquisition, which involve a number of risks and uncertainties. These statements are based on Evraz’s and Claymont Steel’s current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the offer or the merger set forth in the merger agreement will not be satisfied, changes in both companies’ businesses during the period between now and the closing, developments in obtaining regulatory approval for the transaction; the successful integration of Claymont Steel into the business of Evraz subsequent to the closing of the acquisition; timely development, competitive products and pricing, as well as fluctuations in demand; cost and availability of raw materials; potential equipment malfunction; and plant construction and repair delays; the ability to retain key management and technical personnel of Claymont Steel; adverse reactions to the proposed transaction by customers, suppliers and strategic partners and other risks described in Claymont Steel’s report on Form 10-K filed with the Securities and Exchange Commission (SEC) for the fiscal year ended December 31, 2006. Claymont Steel and Evraz are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

EXPECTED QUESTIONS FOR CLAYMONT OFFER

STRATEGIC RATIONALE

1.	What is the strategic rationale for the deal?
For Claymont stockholders, the offer provides an attractive opportunity to realize the full value of their investment.

For Evraz, this transaction is in line with its strategy to focus on higher margin downstream markets. In the current steel environment, it is important to gain scale and expand market presence. The acquisition of Claymont helps achieve this goal in the following ways:

-	provides Claymont with resources, including additional financial strength, that will enable Claymont to accelerate investments and reduce its cost of debt;
-	enables Claymont to become part of a larger, global organization with complementary strengths;
-	creates new opportunities to enhance Evraz’s ability to service plate customers;
-	leverages Claymont’s downstream capacity;
-	furthers Claymont's commitment to manufacturing efficiency and ability to produce products that meet its customer’s specific requirements; and
-	provides both Evraz Oregon and Claymont with cost savings:
o	enhanced research and development,
o	scrap collection and supply optimisation,
o	rationalisation of group maintenance capex spend, and
o	cross-fertilization of technical operations.
The joint company will be a strong plate producer with a presence in the USA and Canada and with a broad customer base.
As you know, the steel market is cyclical, and given the wave of consolidation activity, we believe Claymont will experience less volatility as part of a larger global organization. The acquisition will expand and strengthen Evraz’s platform in North America, one of the most important steel markets globally.
2.	What type of synergy is Evraz expecting to realize from this acquisition?

The coordination of the businesses of Evraz Oregon Steel and Claymont will unlock significant synergies in production, services and logistics.

Logistically coordinated operations will be better able to serve customers by supplying a wider range of products from two mills located on the East and West coasts of the U.S. Customers consistently rank Claymont number one among plate producers.

A joint approach to production will expand and optimize it.

3.	Why is the plate market so attractive for Evraz?

The acquisition of Claymont strengthens Evraz position in the U.S. plate business because:

•	it is an industry requiring strong knowledge and experience, both of which Claymont has, and
•	there is growing demand from construction, infrastructure, machinery and rail industries.
4.	Do you expect the sub-prime crisis to affect Claymont’s and Evraz’s business?
No.
5.	What are the benefits of this deal to Claymont shareholders?
The transaction allows Claymont shareholders to realize the value of their investment at the conclusion of the tender offer, in cash. The offer price of US$23.50 per share represents a premium of 19.1% to Claymont’s three month volume weighted average stock price, a premium of 38.2% to Claymont’s initial public offering price of US$17.00 in December 2006, and a premium of 6.8% to the closing price of Claymont’s stock on Friday, December 7, 2007, of US$22.00.

6.	How will Claymont fit into the organizational structure of Evraz?
Claymont will become a wholly owned subsidiary of Evraz.
There will be no material changes to the labour force following the completion of the transaction.
7.	How will your customers react to this transaction? Is there any customer overlap?

Each of Claymont and Evraz has its own customer base and expects to retain its relationships following the merger. We believe that Claymont customers will react positively to the perspective and increased financial stability Evraz will bring to Claymont.

SOCIAL ISSUES

8.	What is Claymont’s headcount?
Claymont has approximately 470 full time employees.
9.	What measures have been put in place to lock up Claymont’s management?
The completion of the tender offer is not conditioned upon any employment agreement.
10.	What are the exit packages for Claymont employees that may not be retained?
Evraz will continue to honor the pension and welfare benefits of Claymont’s employees for the first year after the acquisition. Employees will continue to enjoy their existing benefits or substantially similar benefits for one year.
11.	How will the deal affect current / soon-to-be retirees?

Evraz expects generally to keep existing plans, programs, and arrangements in place for a period of one year following the acquisition.

DEAL STRUCTURE AND VALUATION

12.	What is Claymont’s present shareholder structure?

H.I.G. Capital is the largest shareholder with 42.6% of common shares outstanding. Jeff Bradley, Claymont’s Chairman and CEO, owns 0.43% of Claymont’s shares. Institutional and individual investors own the rest – 56.97%.

13.	What is the implied premium over Claymont’s stock prices?

The offer price of US$23.50 per share represents a premium of 19.1% to Claymont’s three month volume weighted average stock price, a premium of 38.2% to Claymont’s initial public offering price of US$17.00 in December 2006, and a premium of 6.8% to the closing price of Claymont’s stock on Friday, December 7, 2007, of US$22.00.

14.	What are Claymont’s financial results and positions?

Current Claymont LTM 9/30/07 revenue and EBITDA are US$332.7 million and US$66.8 million respectively with Total Debt of US$157.6 million and Net /Debt / LTM EBITDA ratio of 2.4X.

15.	How was the price derived? Can you provide us with some information on the background to the transaction and your discussions with Evraz? How long have you been contemplating this transaction?

Claymont and Evraz will file tender offer materials that will include their discussions and the background of the transaction.

16.	What are the implied multiples for the transaction being paid?

The total enterprise value of the transaction, including the fully diluted cash consideration to shareholders plus total indebtedness of Claymont net of cash, is approximately US$564.8 million. This represents 1.7X and 8.5X LTM 09/30/07 revenue and adjusted EBITDA, respectively.

17.	What is the expected closing date?

The initial tender offer period will last a minimum of 20 business days. If by the end of that period, Evraz gains 90% or more of the outstanding shares, then it will be able to conclude a short-form merger after the expiration of the tender offer. A long-term merger (which will be required if less than 90% of the shares are tendered) would take approximately 12 weeks after the expiration of the tender offer. In any case, we expect the transaction to close in the first half of 2008.

18.	What other strategic options did Claymont consider besides this sale? Did Claymont undertake an auction process? Did Claymont contact any other potential buyers?

The discussions and background to the transaction can be found in the tender offer materials that will be filed by Claymont and Evraz.

19.	Why is the transaction structured as a tender offer as opposed to a cash merger subject to a shareholder vote?

The tender offer may be closed as soon as 20 business days after its commencement, if all the necessary conditions, such as regulatory approvals, are fulfilled. If Evraz acquires more than 90% of all outstanding shares, then Evraz will be able to complete the second step of the transaction through a short-form merger within a few days.

On the other hand, a cash merger subject to shareholder vote would require at least 12 weeks because of the requirements to hold a stockholders meeting and file a proxy statement with the SEC. The merger agreement provides that Evraz may not close the tender offer unless at least a majority of Claymont’s outstanding shares are tendered and not withdrawn.

20.	How long will the tender offer stay open?

Evraz is required to launch the tender offer and mail the Offer to Purchase to the shareholders as promptly as possible, and within 10 business days of the announcement of this transaction. Evraz is required to keep the tender offer open for a minimum of 20 business days. Closing of the tender offer is subject to customary conditions, including receipt of regulatory approvals and the tender of at least a majority of the outstanding Claymont shares. If at the end of the 20 business day period all conditions to closing are not satisfied, Evraz has the right (and the obligation) to extend the tender offer, until the closing conditions are satisfied, for up to a total of four months.

For more details, please refer to the tender offer documents to be filed by Evraz and Claymont.

APPROVALS / CLOSING / TERMINATION

(a) What regulatory approvals are required to consummate the transaction?

(b) Do you anticipate any problems in obtaining these approvals? What is the expected timing for receiving these approvals?

(c) Is the transaction subject to Exon-Florio/CFIUS review? Are there any other Department of Defense approvals / reviews that are required?

The transaction requires customary regulatory clearance under the antitrust laws of the United States.

Specifically, the transaction requires antitrust clearance in the U.S. under the Hart-Scott-Rodino (HSR) Act, which requires notification to the Federal Trade Commission (FTC) and the Department of Justice Antitrust Division (DOJ). The initial waiting period for this transaction is 15 days.

We do not anticipate any undue delay in obtaining clearance. We expect to receive the approval in the normal timeframe.

21.	Are there any approvals required from the United Steel Workers union?

No. Claymont’s workforce is not subject to a collective bargaining agreement.

22.	What are the conditions to the tender offer?

One of the conditions to completing the tender offer is that Evraz acquire at least 51% of the Claymont shares outstanding, among other customary conditions. HIG Capital, owner of approximately 42.6% of the outstanding shares, has agreed to tender all of its shares.

23.	What are Claymont / Evraz’s rights to terminate the deal? Are there any termination or break-up fees?

Each of Evraz and Claymont has customary termination rights, and there are certain circumstances under which Claymont must pay a termination fee to Evraz.

24.	Are there any other deal protection mechanisms?

HIG Capital has agreed to tender its 42.6% of Claymont’s outstanding common stock in the tender offer.

25.	Does Evraz have the right to withdraw the tender offer?

Evraz can only withdraw the tender offer upon the failure of customary conditions or a Material Adverse Effect on the operations of Claymont, as defined in the Merger Agreement.

26.	Can Claymont’s Board consider any other acquisition proposals?

Claymont’s Board has reviewed the Merger Agreement and has unanimously approved the offer. However, it has reserved its right to exercise its fiduciary obligations in all cases.

27.	When is the drop-dead date?

Ninety days from the commencement date of the tender offer.